Filed pursuant to Rule 433

Registration Statement No. 333-135851

Free Writing Prospectus	November 1, 2006

INNOPHOS HOLDINGS, INC.

This free writing prospectus should be read together with the preliminary prospectus dated October 20, 2006, or the Preliminary Prospectus, included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-135851) and the free writing prospectus filed with the Securities and Exchange Commission, or the SEC, on October 30, 2006, relating to the initial public offering of the common stock of Innophos Holdings, Inc. The information in this free writing prospectus is preliminary and is subject to completion or change. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered:	We are selling 8,000,000 shares of common stock and the selling stockholders are selling 695,652 shares (excluding option to purchase up to 1,304,348 additional shares to cover overallotments)

Common stock to be outstanding after this offering	20,270,463

Initial public offering price per share:	The initial public offering price of the common stock is expected to be between $12.00 to $13.00 per share. This free writing prospectus assumes a price at $12.50, the midpoint of that range for purposes of the calculations contained herein.

Selling stockholders:	The selling stockholders will now be selling 695,652 shares in the offering, and will own approximately 56.2% of our outstanding stock immediately after the consummation of this offering, assuming no exercise of the underwriters overallotment option, or 49.8% of our outstanding stock, assuming the underwriters exercise of their over-allotment option in full.

Net proceeds to us:	Approximately $90 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	Assuming an initial public offering price of $12.50, the use of proceeds from this offering as discussed under “Use of Proceeds” in the Preliminary Prospectus, will not change.

Dividend policy:	The expected annual dividend rate of $0.675 per share stated in the Preliminary Prospectus will not change.

As adjusted capitalization:	Based on the assumed initial public offering price of $12.50 per share, as of June 30, 2006, on an as adjusted basis, cash would have been approximately $10.8 million, additional paid-in capital would have been approximately $114.7 million, total stockholders’ equity would have been approximately $77.3 million and total capitalization would have been approximately $482.5 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $7.4 million, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution:

Prior to the consummation of this offering, each outstanding share of Class A common stock will be converted, giving effect to a reverse stock split, into approximately 0.2183 shares of common stock and, in exchange for the extinguishing of the distribution preference due in respect of the Class L shares, each outstanding share of Class L common stock will be converted into approximately 0.5482 shares of common stock, in complete satisfaction of our obligations in respect of the Class L shares.

Based on the assumed initial public offering price of $12.50 per share, after deducting the estimated underwriters’ discount and estimated offering expenses paid by us, our net tangible book deficit, as adjusted, as of June 30, 2006 would have been $29.6 million, or $1.46 per share of common stock (after giving effect to the conversion of our Class A and Class L common stock into a single class of stock). Assuming the occurrence of this offering as of June 30, 2006, this represents an immediate decrease in net tangible book deficit of $7.74 per common share to our existing common stockholders and an immediate dilution of $13.96 per common share to new investors purchasing our common stock in this offering. Investors purchasing shares of common stock in this offering will have purchased approximately 43% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 79% of the total consideration paid for our common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share would affect our as adjusted net tangible book deficit by $7.4 million, the net tangible book deficit per share after this offering by $0.36 per share, and the dilution per common share to new investors is adjusted by $0.64 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the commissions and discounts and estimated offering expenses payable by us.

As a result of the change in the ratios at which our Class A and Class L Common Stock will convert into our single class of common stock offered hereby, each statement in the Preliminary Prospectus as to a number of shares of common stock outstanding after this offering will be adjusted by a factor of approximately 1.073, assuming no exercise of outstanding stock options and no exercise by the underwriters of their overallotment option. In addition, the pro forma earnings (loss) per share (basic and diluted) for the year ended December 31, 2005, stated on page F-28 of the Preliminary Prospectus, will change from $(0.10) to $(0.09) and the pro forma earnings (loss) per share (basic and diluted) for the six months ended June 30, 2006, stated on page F-53 of the Preliminary Prospectus will change from $(0.03)

to $(0.02). The pro forma income statement data stated in the section of the Preliminary Prospectus entitled “Summary Historical and Other Financial Data” will change as follows:

	Year Ended December 31,	Six Months Ended June 30,
	2005	2005	2006
	(unaudited)	(unaudited)
	Successor	Successor
	(dollars in thousands, except per share data)
Pro Forma Income Statement Data(1):
Pro Forma Net Income	$(2,354)	$(881)	$3,111
Pro Forma Earnings (Loss) Per Share-Basic Common Stock	(0.03)	(0.01)	0.03
Pro Forma Earnings (Loss) Per Share-Diluted Common Stock	(0.03)	(0.01)	0.03
Weighted Average Common Shares Outstanding:
Basic	92,899,062	92,899,062	92,887,885
Diluted	92,899,062	92,899,062	96,963,269

	Year Ended December 31,	Six Months Ended June 30,
	2005	2005	2006
	(unaudited)	(unaudited)
	Successor	Successor
	(dollars in thousands, except per share data)
Pro Forma Income Statement Data, as Adjusted(2):
Pro Forma Net Income	$(2,354)	$(881)	$3,111
Pro Forma Earnings (Loss) Per Share-Basic Common Stock	(0.12)	(0.04)	0.15
Pro Forma Earnings (Loss) Per Share-Diluted Common Stock	(0.12)	(0.04)	0.15
Weighted Average Common Shares Outstanding:
Basic	20,275,341	20,275,341	20,272,902
Diluted	20,275,341	20,275,341	21,162,205

(1)	Adjusted to give effect to this offering and application of the proceeds and cash used to pay down indebtedness as described in “Use of Proceeds” in the Preliminary Prospectus as if they had occurred at the beginning of the period. This does not reflect the reverse stock split contemplated by the Company. Nor does this reflect the $115.6 million dividend that was paid to our shareholders in February 2005. A $1.00 increase/(decrease) in the assumed initial public offering price of $12.50 per share would increase/(decrease) the net proceeds from this offering by $7.4 million.
(2)	Adjusted to give effect to this offering, application of the proceeds and cash to pay down indebtedness under the heading “Use of Proceeds” and to give effect of the reverse stock split anticipated upon consummation of this offering.

Innophos Holdings, Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.